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                          REPORT OF INDEPENDENT ACCOUNTANTS

     Our report on the financial statements and financial highlights of Cohen & Steers Realty Shares, Inc. has been incorporated by reference in this Post-Effective Amendment to the Registration Statement from page 17 of the 1996 Annual Report to Shareholders of Cohen & Steers Realty Shares, Inc. In
connection with our audits of such financial statements and financial highlights, we have also audited Schedule III-Investments in Affiliates.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.

                                          /s/ Coopers & Lybrand L.L.P.
                                          COOPERS & LYBRAND L.L.P.

New York, New York
February 3, 1997